                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                  Suburban Bancorporation, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    864348107
                                 (CUSIP Number)
                                 Jerome H. Davis
                          c/o David M. Perlmutter, Esq.
                   200 Park Ave., Suite 4515, New York, NY 10166
                                  (212) 986-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 13, 1996
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 864348107

1.   Name of Reporting Person                Jerome H. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)   X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                  9,000
Shares         8.  Shared Voting
Beneficially       Power                             78,800*<F1>
Owned by       9.  Sole Dispositive
Each Report-       Power                              9,000
ing Person     10. Shared Dispositive
with               Power                             78,800*<F1>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  87,800*<F1>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                              5.95%
14.  Type of Reporting Person                                  IN
     (See Instructions)
<F1>
*    See Items 5(a) and 5(b) of this Statement.

















                             Page 2 of 7 Pages

CUSIP No. 864348107


1.   Name of Reporting Person                Susan B. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             87,800*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             87,800*<F2>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  87,800*<F2>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                               5.95%
14.  Type of Reporting Person                                  IN
     (See Instructions)
<F2>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 9,000 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.












                             Page 3 of 7 Pages

          The Statement on Schedule 13D (the "Statement") of Jerome
H. Davis, with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Suburban Bancorporation, Inc., a Delaware corporation ("Suburban") is hereby amended as set forth below.

Item 4.   Purpose of Transaction.

          Item 4 of the Statement is hereby supplemented by the addition of the following:

          "The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which the shares of Common Stock were acquired.
Mr. and Mrs. Davis may make further dispositions of any or all of the shares of Common Stock held by them at any time depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 5.   Interest in Securities of the Issuer.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 87,800 shares, representing 5.95% percent of the outstanding shares of Common Stock based on 1,474,932 shares of Common Stock disclosed by Suburban as outstanding on November 18, 1996. Of such shares, 9,000 (.61%) are held in the name of Mr. Davis, and 78,800 (5.34%) are held in the name of Mr. and Mrs. Davis.

          (b)  (i)  Subject to the matters referred to in paragraph
(a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 9,000 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 78,800 shares of Common Stock jointly owned by him and Mrs. Davis.

               (ii) Subject to the matter referred to in paragraphs
(a) and (b)(i) hereof, Mrs. Davis has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of the 78,800 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 9,000 shares of Common Stock owned by Mr. Davis."






                        Page 4 of 7 Pages

          B. Item 5(c) is hereby supplemented by the addition of the following:

          "Mr. Davis directed the sale of an aggregate of 20,700 shares of Common Stock beneficially owned by Mr. and Mrs. Davis, and received aggregate consideration of $331,112.50. A description of all transactions in the shares of Common Stock which have been effected jointly or separately by Mr. and Mrs. Davis since October 24, 1995 (the date of the most recent amendment to the Statement) is set forth in Schedule A attached hereto and is incorporated herein by reference."












































                         Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    11/18/96       Jerome H. Davis
                      Date           (Signature)

                    11/18/96       Susan B. Davis
                      Date           (Signature)











































                         Page 6 of 7 Pages

                                         Schedule A
                                Information with Respect to
                              Transactions in the Common Stock
                              of Suburban Bancorporation, Inc.
                           By Jerome H. Davis and Susan B. Davis
Date of             Number of Shares    Price Per Share          Where
   How
Transaction         Purchased (Sold)    (excluding commissions)  Transacted
   Transacted

Jerome H. Davis:

1.  September 18, 1996    (2,000)            $16.50                   OTC
     *<F3>

2.  November 8, 1996      (2,000)             15.875                  OTC
     *<F3>

Susan B. and
Jerome H. Davis:

3.  August 27, 1996       (1,000)             16.25                   OTC            *<F3>

4.  August 27, 1996       (2,000)             16.25                   OTC            *<F3>

5.  September 3, 1996       (700)             16.50                   OTC            *<F3>

6.  September 16, 1996    (2,000)             16.50                   OTC            *<F3>

7.  November 12, 1996     (1,000)             15.875                  OTC            *<F3>

8.  November 13, 1996     (7,500)             15.875                  OTC            *<F3>

9.  November 15, 1996     (2,500)             15.25                   OTC            *<F3>

<F3>
*    Transaction effected in the over-the-counter market ("OTC") through a standard brokerage
     account maintained by Mr. and Mrs. Davis.

                           Page 7 of 7 Pages

